UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Creative Learning Corporation
Full Name of Registrant

N/A
Former Name if Applicable

701 Market St., Suite 113
Address of Principal Executive Office (Street and Number)

St. Augustine, FL 32095
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Creative Learning Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2015 within the prescribed time period due to a recent change in management at the Company, necessitating additional time for compliance with the Company’s internal controls and procedures and a review of certain aspects of the Company’s financial statements and corresponding notes for inclusion in the Form 10-Q. In light of the recent change in management, this delay could not have been avoided without unreasonable effort or expense to the Company. The Company intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michelle Cote	(904)	824-3133
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes      ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes       ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company has not completed its financial statements for the fiscal quarter ended June 30, 2015, the Company anticipates decreases in revenues and net income for the current quarter compared to the corresponding period of 2014. The Company currently expects that its revenues will decrease by approximately 22% and 25%, respectively, for the three and nine months ended June 30, 2015 compared to the same periods in 2014. This expected change is primarily due to a decrease in the amount of initial franchise fees, partially offset by an increase in royalty fees. The Company expects that its net income will decrease by approximately 89% and 84%, respectively, for the three and nine months ended June 30, 2015 compared to the same periods in 2014, largely as a result of decreased revenue and even or slightly decreased operating expenses. Since the financial statements for the fiscal quarter ended June 30, 2015 are not yet completed, actual results may differ materially from the Company’s current expectations.

2

Creative Learning Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2015	By:	/s/ Michelle Cote
Michelle Cote
President and Secretary